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FOR IMMEDIATE RELEASE


                    RICHFOOD HOLDINGS, INC. ACQUIRES 96% OF
                 DART GROUP CORPORATION SHARES IN TENDER OFFER


RICHMOND, VA. May 13, 1998....Richfood Holdings, Inc. (NYSE: RFH) today announced that its wholly owned subsidiary, DGC Acquisition, Inc., completed its $160.00 per share cash tender offer for all of the outstanding shares of common stock of Dart Group Corporation.

According to a preliminary count by the depositary for the offer, there were tendered and not withdrawn 1,180,503 shares (including 8,843 shares tendered by means of guaranteed delivery) as of the expiration of the tender offer, which represents approximately 96% of the Dart Group shares currently outstanding. The offer expired at 12:00 midnight, New York City time, Tuesday, May 12, 1998. DGC Acquisition, Inc. accepted for payment all such shares validly tendered according to the terms of the tender offer.

The tender offer will be followed by the merger of DGC Acquisition, Inc. into Dart Group in which each Dart Group share not acquired in the tender offer, with the exception of dissenting shares and shares owned, directly or indirectly, by Dart, Richfood or DGC Acquisition, will be converted into the right to receive $160.00 cash.

Dart Group Corporation, headquartered in Landover, Maryland, comprises Shoppers Food Warehouse, a 100% owned chain of 37 price-impact supermarkets operating in the greater Washington, D.C. market; Trak Auto, a publicly owned retailer of auto parts, 67% owned by Dart; Crown Books, a publicly owned retailer of popular books, 52% owned by Dart; and Total Beverage, a 100% owned discount beverage retailer based in Washington, D.C.

Richfood Holdings, Inc., headquartered in Richmond, Virginia, is the largest wholesale food distributor in the Mid-Atlantic operating region. The Company provides a full range of grocery, dairy, frozen food, produce, meat and non-food items to chain and independent retailers throughout the region. The Company also operates the Metro chain of 17 retail grocery stores in the metropolitan Baltimore area as well as 45 Farm Fresh retail grocery stores located primarily in the Tidewater, Virginia region.
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Page two
Richfood Acquires 96% of Dart Group Corporation
May 13, 1998


Forward-looking statements in this news release, if any, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain important factors that could cause results to differ materially from those anticipated by the forward-looking statements are discussed from time to time in reports filed by Richfood Holdings, Inc. with the Securities and Exchange Commission.


For additional information, contact:

John C. Belknap
Executive Vice President and
Chief Financial Officer
Richfood Holdings, Inc.
(804) 915-6003